Exhibit 12.1

VISANT CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (UNAUDITED)

In thousands	2010	2009	2008	2007	2006
Earnings
Income from continuing operations before income taxes	$96,835	$146,869	$141,695	$127,907	$98,027
Interest expense (excluding capitalized interest)	91,451	55,522	70,007	91,303	107,871
Portion of rent expense under long-term operating leases representative of an interest factor	2,119	2,435	2,588	2,402	2,109

Total earnings	$190,405	$204,826	$214,290	$221,612	$208,007

Fixed charges
Interest expense (including capitalized interest)	$91,451	$55,522	$70,007	$91,303	$107,871
Portion of rent expense under long-term operating leases representative of an interest factor	2,119	2,435	2,588	2,402	2,109

Total fixed charges	$93,570	$57,957	$72,595	$93,705	$109,980

Ratio of earnings to fixed charges	2.0x	3.5x	3.0x	2.4x	1.9x